[Letterhead of Digital River]

January 14, 2004

VIA EDGAR SUBMISSION AND FACSIMILE

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:                 Digital River, Inc. (the “Company”)

Registration Statement on Form S-3 (the “Registration Statement”)

File No. 333-120602

Ladies and Gentlemen:

In connection with the above captioned Registration Statement, the undersigned respectfully requests that the effectiveness of the Registration Statement be accelerated to 3:00 p.m., Eastern Daylight time, on January 19, 2004, or as soon thereafter as is practicable.

Sincerely yours,

DIGITAL RIVER, INC.

By:	/s/ Carter D. Hicks
	Name:	Carter D. Hicks
	Title:	Chief Financial Officer

[Letterhead of Digital River]

January 14, 2004

VIA EDGAR SUBMISSION AND FACSIMILE

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:                 Digital River, Inc. (the “Company”)

Registration Statement on Form S-3 (the “Registration Statement”)

File No. 333-120602

Ladies and Gentlemen:

In connection with the acceleration of effectiveness of the above captioned Registration Statement, the Company acknowledges:

(i)      should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(ii)     the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(iii)    the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely yours,

DIGITAL RIVER, INC.

By:	/s/ Carter D. Hicks
	Name:	Carter D. Hicks
	Title:	Chief Financial Officer